

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

July 1, 2010

Via U.S. Mail and facsimile to (919) 774-3329

Terrance M. Marks
President and Chief Executive Officer
The Pantry, Inc.
P.O. Box 8019
305 Gregson Drive
Cary, North Carolina 27511

> Re: **The Pantry, Inc.**
> **Form 10-K for the Fiscal Year Ended September 24, 2009**
> **Filed December 8, 2009**
> **Proxy Statement on Schedule 14A**
> **Filed January 22, 2010**
> **File No. 000-25813**

Dear Mr. Marks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 24, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 26

Market and Industry Outlook, page 28

1. We note your disclosure here regarding trends in the convenience store industry, such as the trend of providing fresh foods, and in oil and gasoline prices. As applicable, please revise to discuss the impact of these trends upon you and your business and what, if anything, you intend to do to mitigate any negative impact of these trends. For example, we note that your Form 10-Q for the period ended March 25, 2010 discusses your "fresh" initiative and quantifies the range of recent crude oil prices; please ensure that you provide similar and more expansive disclosure regarding these trends and your plans to address these trends in the future.

Item 15. Exhibits and Financial Statement Schedules, page 88

2. Exhibit 10.1, the amended credit agreement dated May 15, 2007, was not filed in its entirety. Please refile this exhibit, including all of the schedules, in your next periodic report. While Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(10) of Regulation S-K

Definitive Proxy Statement on Schedule 14A

Directors and Director Nominees, page 7

3. Please provide five years of business experience for each of the directors. For example, it is not clear which positions Mr. Monkhouse and Ms. Richter held during the past five years. See Item 401(e) of Regulation S-K. Please also refer to comment seven of our March 12, 2008 letter issued in conjunction with our review of your Form 10-K for the fiscal year ended September 27, 2007.

Compensation, page 11

Compensation Discussion and Analysis, page 11

Our Executive Compensation Program, page 14

4. We note that individual officer performance is an important factor in determining compensation. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director